500 Broadway

Ampex Corporation

Redwood City, Ca 94063

August 9, 2005

Mr. Larry Spirgel

Assistant Director

Securities and Exchange Commission

Washington, D.C. 20546

RE: SEC Comment Letter dated August 2, 2005

Ampex: Corporation

Form 10-K for the fiscal year ended December 31, 2004

Via Edgar

Dear Mr. Spirgel:

This letter is submitted in response to the above-mentioned Comment Letter. In this letter, we have recited the comments of the Staff in italicized, bold type and have followed each comment with our response.

Form 10-K for the Fiscal Year Ended December 31, 2004

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 19

Results of Operations for the Three Years Ended December 31, 2004. Page 27

1.	Refer to your discussion of licensing revenue on page 27. We believe that your discussion does not adequately address the fact that a significant portion of your licensing revenue recognized in 2004 relates to one time legal settlements and includes amounts earned in prior periods. Revise your disclosure to highlight these facts.

In subsequent quarterly and annual filings, we propose to modify the first paragraph of the MD&A discussion of licensing revenue to address the Staff’s concerns. For illustrative purposes, the June 2005 Form 10-Q shall include the following discussion:

Results of Operations for the Three and Six Months Ended June 30, 2005 and 2004

Licensing Revenue. Licensing revenue was $9.9 million and $21.3 million in the three and six months ended June 30, 2005 compared to $1.4 million and $3.1 million in the three and six months ended June 30, 2004. Licensing revenue is derived from royalties that we receive from licensing our patents. As discussed more fully below, licensing revenue recognized in the three and six month periods ended June 30, 2005 included one-time royalty settlements totaling $6.7 million and $15.9 million, respectively, that pertained to settlement of royalties due on products sold in periods prior to the execution of the license and, in some cases, prepayment of licensees’ obligations covering future periods. Licensing revenue recognized in the three and six month periods ended June 30, 2004 included solely running royalties based on the sales price of products sold by licensees in the respective periods. Due to one-time royalty settlements covering prior and future periods, licensing revenues are not comparable between the periods presented and are not indicative of licensing revenues to be received in future periods.

Note 2. Ampex Corporation and Summary of Significant Accounting Policies, page F-10

Revenue Recognition, Page F-12

2.	Confirm for us, if true, that no portion of the settlements for which you recorded license revenue in 2004 pertained to penalties or interest. If penalties or interest were provided in settlement, tell us how you accounted for them.

I confirm that no portion of the royalty settlements recognized as revenue in 2004 pertained to penalties or interest.

* * * *

Please contact Craig McKibben at (212) 935 6144 if you have further questions.

Sincerely,

/s/ Craig McKibben
Craig McKibben
Vice President and Chief Financial Officer